EXHIBIT 99.1

TDC Effectuates Second Phase of Redundancy Program

Today, TDC has decided to execute the second phase of the redundancy program that was announced on May 12, 2003. Accordingly 494 employees will leave the Group before the end of 3Q 2004. The cost associated with these redundancies will be DKK 450m after tax, which will be expensed as a one-time item in 1Q 2004.

Therefore, as a consequence of the first and second phase of the redundancy program, 1,626 employees will have left the Group before the end of 3Q 2004. The total cost expensed as one-time items will amount to DKK 1.0bn after tax.

Henning Dyremose, President and CEO says "competition in the Danish market intensified in 2003 and technology provided for more self-service and do-it-yourself solutions. At the same time we see a migration to mobile telephony, ADSL and intra-company IP/VPN-based solutions, which means a fall in traditional landline voice traffic. These developments resulted in a surplus of employees, which we tried to solve through relocation, retraining and natural attrition, but the development necessitated supplementing these measures with a redundancy program. However, in this difficult situation, we are satisfied with the high number of voluntary redundancies."

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094